Exhibit 99.1
1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Notification of early redemption of Sibanye-Stillwater’s 2022 bonds

Johannesburg, 2 July 2021. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that in line with its capital allocation framework it has elected to redeem its US$353,670,000 June 2022
Bonds (the Bonds) on 02 August 2021 (the Redemption Date). The redemption will be done through its wholly owned subsidiary, Stillwater Mining Company (SMC) and the redemption price is 100 % of the principal amount of the Bonds, plus accrued and unpaid interest on the Bonds up to, but excluding, the Redemption Date, amounting to US$355,776,055.73 (US$1,005.954861 per US$1,000 stated principal amount of Bonds).

The 2022 Bonds were issued by SMC for an aggregate nominal value of US$500,000,000 on 27 June
2017, with a maturity date of 27 June 2022. The issued nominal value was reduced to US$353,670,000 in September 2018, following a partial repurchase of the Bonds. Given surplus liquidity within the
Group the Bonds will now be settled in full.

CEO, Neal Froneman commented: “Strong operational performance and commodity prices have enabled an early reduction of gross debt and related interest costs. This is consistent with our published capital allocation model, and is complementary to other value enhancing initiatives such as the recent share buyback. The group remains well on track to create superior value for all stakeholders.”

Investor relations contact:

Email:  ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website:   www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this announcement (and oral statements made regarding the subjects of this announcement) may contain forward-looking statements within the meaning of Section 27A of the United
States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements, including, among others, those relating to Sibanye
Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial position, business strategies, plans and objectives of management for future operations, and the execution of the buyback program, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing;
Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and platinum group metals (“PGMs”); the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of
Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in the relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of
Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where
Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic or monetary policies; the occurrence of temporary stoppages of mines for safety incidents or unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of information technology and communications systems; the adequacy of
Sibanye-Stillwater’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of
HIV, tuberculosis and the spread of other contagious diseases, such as COVID-19; and other factors. Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December
2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the
Group’s external auditors.